UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CHRISTOPHER & BANKS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-31390	06-1195422
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2400 Xenium Lane North, Plymouth, Minnesota	55441
(Address of principal executive offices)	(Zip Code)

Belinda D. Meier
(763) 551-5000
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Christopher & Banks Corporation (the "Company") is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, ("Rule 13p-1") for the reporting period of January 1, 2013 to December 31, 2013.

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at www.christopherandbanks.com (click on Investor Relations and then Conflict Minerals Report).

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of some or all of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the "Conflict Minerals"). The "Covered Countries" for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Certain of the Company's operations contract to manufacture products for which the Conflict Minerals are necessary to the functionality of those products. The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals used in the products it contracts to manufacture. This inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Based on the results obtained, the Company concluded (i) that it is unable to determine whether the Conflict Minerals may have originated in the Covered Countries and (ii) that certain of the Conflict Minerals came from recycled or scrap sources. More information is available at www.christopherandbanks.com.

Item 1.02 - Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

Item 2.01 - Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

1.01	Conflict Minerals Report of Christopher & Banks Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

By:	/s/ Belinda D. Meier	June 2, 2014
	Belinda D. Meier	(Date)
Vice President, Controller

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report of Christopher & Banks Corporation

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